August 22, 2016

VIA EDGAR & FEDEX

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-0303

Attn: Christina Chalk, Senior Special Counsel

Re:                             Telecom Argentina, S.A.

Schedule TO-T/13E-3 filed July 22, 2016 by Fintech Telecom, LLC

Schedule TO-C filed February 24, 2016

File No. 005-49901

Dear Ms. Chalk:

On behalf of our clients, Fintech Telecom, LLC (“FTL”), Fintech Advisory Inc. (“FAI”) and David Martínez (“Mr. Martínez,” and together with FTL and FAI, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated August 4, 2016.  For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.

Concurrently with the delivery of this letter, the Filing Persons are filing an amendment (“Amendment No. 1”) to their combined Schedule TO and Schedule 13E-3, initially filed on July 22, 2016 (as amended, the “Combined Schedule”), containing a revised draft Offer to Purchase (the “Draft Offer to Purchase”) as Exhibit (a)(1)(i). The Draft Offer to Purchase contains the revisions described in this letter.  For your convenience, a courtesy copy of today’s amendment is enclosed, together with a copy of the Draft Offer to Purchase marked to show changes from the prior filing.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Draft Offer to Purchase.  All page references in the following responses correspond to the page numbers in the marked version of the Draft Offer to Purchase.

Schedule TO-T/13E-3

General

1.              We believe Fintech Advisory, Inc. and David Martinez should be included as filers on the Schedule 13E-3.  We note that FAI controls Bidder and David Martinez controls FAI and FTL.  Please revise to include these parties as filers and to provide all of the required disclosure as to each.

In response to the Staff’s comment, Fintech Advisory Inc. and Mr. Martinez have agreed to become Filing Persons, and the Filing Persons have revised the disclosure accordingly. Please see pages S-1 and S-2 of the Draft Offer to Purchase, including the cover page.

2.              Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3.  Please include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding comment.  For example, please provide the information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comment.  As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion.  Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).  To the extent applicable, the affiliates may adopt the analyses and conclusions of another filing party on the Schedule 13E-3.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see the Draft Offer to Purchase, including pages 18, 20 through 23, S-1 and S-2 of the Draft Offer to Purchase.

3.              Revise and update the filing to include the information included in the Form 6-K filed on July 25, 2016.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 16 and 72 of the Draft Offer to Purchase.

4.              Please provide the disclosure required by Item 1012(d) and (e) of Regulation M-A, or direct us to where this information appears in your filing.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see the second paragraph on page 11 and page 38 of the Draft Offer to Purchase.

5.              Please provide the ratio of earnings to fixed charges required by Item 1010(a) of Regulation M-A.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 67 of the Draft Offer to Purchase.

Summary Term Sheet — Will I receive any Distributions with respect to the Securities tendered?,  page 9

6.              We note the disclosure here that the Bidder will reduce the Offer Price payable for tendered Class B Shares by the amount of any Paid Distributions or any additional Distributions during the term of the Offer.  Note that we would view this as a change requiring notification to shareholders at the time the Distribution is declared, and possibly requiring an extension in the length of the Offer, depending on the number of days remaining before expiration.  Please confirm your understanding in your response letter.

The Filing Persons confirm their understanding that any Paid Distributions or any additional Distributions during the term of the Offer may require an extension in the length of the Offer.  In addition, the Filing Persons that they have revised the disclosure to include reference to an additional Distribution expected to be paid in August 2016 after the date hereof.  Please see the cover page and pages 1 and 10 of the Draft Offer to Purchase.

Introduction, page 12

7.              On page 13 where you discuss the board of director’s reaction to the Original Offer Price via letter to the CNV dated March 28, 2016, revise to indicate whether the board will update this recommendation.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 14 of the Draft Offer to Purchase.

Background of the Offer, page 14

8.              We note your discussion of the revised drafts that were submitted to the CNV.  Please expand your disclosure to describe how you reached the final offering price submitted to the CNV on June 22, 2016 and how the Offer Price increased significantly over the Original Offer Price.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 16 of the Draft Offer to Purchase.

9.              Please expand this section to discuss the transactions that triggered the requirement of a mandatory tender offer under applicable CNV rules.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 15 of the Draft Offer to Purchase.

Plans for TEO Following the Offers, page 15

10.       The fact that the Bidder and its affiliates do not plan to “squeeze out” TEO shareholders remaining after this Offer should be prominently highlighted in this document, including in the Summary section.  Your revised disclosure should explain the impact of not tendering into the Offer in light of your plans to “continue operating TEO as a going concern under our control for the foreseeable future.”

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 6 and 19 of the Draft Offer to Purchase.

Position of the Bidder Regarding Fairness of the U.S. Offer, page 17

11.       Please revise here and throughout the filing to conform to the requirements of Item 1014 of Regulation M A.  Item 1014 requires that the bidders state whether they reasonably believe that the Rule 13e 3 transaction, as defined in exchange Act Rule 13e 3 (a), as opposed to the reference to “U.S. Offer,” is fair or unfair to unaffiliated shareholders.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 20 through 23 of the Draft Offer to Purchase.

12.       Please explain why the Offer was not structured to require approval of a “majority of the unaffiliated security holders,” with a view to understanding how you can conclude that the Rule 13e-3 transaction is procedurally fair without this procedural protection.  Refer to Item 1014(c) of Regulation M-A.

In response to the Staff’s comment, the Filing Persons respectfully note that the Offers were structured in compliance with the procedural requirements of Argentine law and CNV regulations, which provide for a range of procedural protections for unaffiliated security holders, although approval of a majority of the unaffiliated security holders is not required.  As a matter of Argentine law, the Offer is not permitted to be conditioned on majority participation or any other participation threshold; rather, the Offer is required to be made by the Filing Persons for any and all Class B Shares.  As described in more detail in the Draft Offer to Purchase, the Filing Persons concluded that the Rule 13e-3 transaction is procedurally fair based on a variety of factors, including the procedural protections provided by Argentine law and CNV regulations. Please see pages 21 through 22 of the Draft Offer to Purchase, as revised by the Filing Persons.

13.       See our last comment above.  We note that this section states that the Offer is procedurally fair, but the factors and analyses provided appear to address substantive and not procedural fairness.  Please revise or advise.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 21 through 22 of the Draft Offer to Purchase.

14.       We note references in this section to the valuation reports provided by BA Advisors and Columbus.  Please note that if you are basing your fairness determination on the analysis and discussion of factors undertaken by others, you must expressly adopt the analysis and discussion as your own.  See Question 20 of Exchange Act Release No. 17719 (April 13, 1981).  Please revise to clarify whether each filing person is expressly adopting the analysis of BA Advisors and Columbus, or explain how they considered each of the factors listed in Item 1014.  Note, however, that to the extent such persons did not adopt another party’s discussion and analysis or such discussion and analyses do not address each of the factors listed in Item 1014, such filing person must discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction (and why).

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 20 and 21 of the Draft Offer to Purchase.

15.       Please revise to provide a description of any material relationship with BA Advisors and Columbus in the past two years, as required by Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the Filing Persons respectfully advise the Staff that there has been no material relationship between TEO or its affiliates on the one hand, and BA Advisors or Columbus on the other hand, other than in connection with the BA Advisors Valuation Report and the Columbus Valuation Report.

Valuation Report of Columbus, page 20

16.       The projections and forecasts provided to Columbus in assessing the fairness of the offering price should be summarized in considerable detail in the offer materials.  Note that the summary should include a meaningful discussion of the assumptions and limitations on the projections, which should be more specific than the disclosure that currently appears on page 21.

In response to the Staff’s comment, the Filing Persons respectfully clarify that, to their knowledge, none of TEO nor any of the Filing Persons provided projections, forecasts or other information to Columbus in connection with Columbus’ preparation of the Columbus Valuation Report.  The Filing Persons were not given and do not have access to the proprietary projections used by Columbus in connection with the Columbus Valuation Report.  Nonetheless, the Filing Persons have revised the disclosure to provide additional information on certain assumptions of Columbus as described in the Columbus Valuation Report furnished by TEO to the SEC on Form 6-K on April 5, 2016.  Please see page 24 of the Draft Offer to Purchase.

17.       Refer to the limitations on reliance on the Columbus Valuation Report in the third and fourth paragraphs here.  See also the last bullet point on page 20.  Please revise to avoid the implication that shareholders who receive the disclosure document for the Offer cannot rely on the Report.  Make conforming changes to the disclosure relating to the other valuation reports Bidder received that are referenced in the Offer to Purchase, to the extent applicable..

In response to the Staff’s comment, the Filing Persons respectfully note that the disclosure regarding reliance on the Valuation Reports is merely a factual description of the circumstances of the preparation of the Valuation Reports.  The scope of Columbus’ mandate was to prepare its Valuation Reports solely in connection with and pursuant to Argentine legal requirements.  In connection with the U.S. Offer, as set forth on page 19 of the Draft Offer to Purchase, the Filing Persons have adopted the analyses and discussions in the Columbus Valuation Report and the BA Advisors Valuation Report as their own and have concluded based on these Valuation Reports that the Rule 13e-3 transaction is substantively and procedurally fair.  Holders of Class B Shares and/or ADSs may rely on such conclusion of the Filing Persons regarding the fairness of the U.S. Offer notwithstanding the limitations of the scope of Columbus’ mandate.

Valuation Report of Quantum, page 28

18.       Refer to our comment above.  Advise if the TEO budget plan for the years 2016-2018 included projections.  If so, they should be summarized and accompanied by a discussion of the underlying assumptions and limitations on those projections.

In response to the Staff’s comment, the Filing Persons respectfully clarify that TEO hired Quantum to issue the Quantum Valuation Report in connection with applicable Argentine legal requirements.  Quantum was not and is not an advisor to the Filing Persons and the Quantum Valuation Report was not prepared for the benefit of, or at the request of, the Filing Persons.  The Filing Persons understand that Quantum was engaged by TEO to comply with Argentine regulations that require TEO to engage obtain an opinion from an independent third-party valuation firm on the fairness of the Offer Price.  Consequently, the Filing Persons were not aware of, nor given and do not have access to any of the information provided to Quantum in connection with the preparation of the Quantum Valuation Report, including the TEO budget plan.

5. Source and Amount of Funds; Certain Requirements Regarding Offer Price, page 52

19.       We note your statement in the penultimate paragraph that the Offer will be funded with cash on hand and a master financing agreement.  Please revise to disclose the information required by Item 7 of Schedule TO and Item 1007(d) of Regulation M-A.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 55 and 56 of the Draft Offer to Purchase and Exhibit (d)(xv) to the Draft Offer to Purchase.

20.       We note that FTL’s payment obligations for Class B Shares tendered in the Argentine Offer is guaranteed by Banco Macro S.A. but that this guaranty does not extend to FTL’s payment obligations under the U.S. Offer.  Tell us how this difference in terms, to the detriment of US holders, is consistent with the equal treatment requirement in Rule 14d-1(d)(2)(ii) which you are relying on to conduct separate U.S. and Argentine Offers here.

In response to the Staff’s comment, the Filing Persons respectfully note that, as described on pages 55 and 56 of the Draft Offer to Purchase, FIL has committed to provide funding for the Offers up to the maximum consideration payable if all Class B shares and ADSs were tendered into the Offers plus an additional amount for the costs and expenses of carrying out the Offers under a letter agreement between FIL and FAI.  In light of this fully committed funding and the fact that the Offers are cash-only tender offers and the bank guarantee by Banco Macro in the Argentine Offer is a procedural mandatory requirement under CNV regulations, the Filing Persons believe that the existence of the Banco Macro bank guarantee does not constitute materially disparate treatment of US holders and Argentine holders.

Certain Information about the Bidder, page 63

21.       State when FTL and FAI were formed.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 67 and 71 of the Draft Offer to Purchase.

Financial Information of FTL, page 63

22.       We note that you have included financial statements for FTL.  Please clarify, as you do on page 58 for TEO, if the financial statements were prepared in accordance with US GAAP or IFRS.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 68 of the Draft Offer to Purchase.

23.       Please tell us what consideration you have given to updating the financial statements and related disclosures to include the quarterly period ended March 31, 2016 and comparable 2015 information.  Please refer to Item 13 of Schedule 13e-3 and Item 1010 of Regulation
M-A.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages 68 and 69 of the Draft Offer to Purchase.

24.       Please revise the disclosure in this section to be consistent with the requirements of Item 10 of Schedule TO.  In this regard, we note that you refer to the financial information as “relevant,” rather than “material.”

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see page 67 of the Draft Offer to Purchase.

13. Conditions of the U.S. Offer, page 69

25.       We note the language in the last paragraph of this section that Bidder’s failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right...and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.”  If an event triggers a listed offer condition, and the Bidder determines to proceed with the Offer anyway, it has waived the offer condition.  This may require an extension of the Offer period and/or dissemination of additional Offer materials.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, you should inform holders of how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the Bidder’s understanding in your response letter.

In response to the Staff’s comment, the Filing Persons understand that they must inform holders of how they intent to proceed promptly with the Offer in the event that a listed offer condition becomes incapable of satisfaction during the pendency of the Offer, rather than waiting until the end of the offer period.

Schedule I

Information about the directors and executive officers of FTL and certain of its affiliates, page S-1

26.       Please include starting and ending dates for all entries in this section, and ensure that full five year employment histories are provided in each case.  See Item 1003(c)(2) of Regulation M-A.

In response to the Staff’s comment, the Filing Persons have revised the disclosure accordingly. Please see pages S-1 and S-2 of the Draft Offer to Purchase.

*          *          *

The Filing Persons have authorized us to acknowledge on their behalf that (1) each of the Filing Persons are responsible for the adequacy and accuracy of the disclosure in this filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing.  If you have any questions regarding Amendment No. 1 to the Combined Schedule or these responses, please feel free to contact me at (212) 225-2704.

Sincerely,

/s/ Adam Brenneman
Adam Brenneman

cc:                                Julio R. Rodriguez, Jr., Fintech Telecom, LLC